FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Intershop Sets Effective Date for 1-for-5 Reverse Stock Split

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of Registrant's Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Sets Effective Date for 1-for-5 Reverse Stock Split

Intershop implements resolution approved at October 30th, 2002 stockholders’meeting

Converted bearer shares to be traded for the first time on January 20, 2003

Jena, Germany –January 14, 2003 –Intershop Communications AG (Prime Standard: ISH, Nasdaq: ISHP), a leading pr ovider of e-commerce software for enterprises, today announced an effective date of January 17, 2003 for the reverse stock split approved at the company’s special stockholders’meeting held on October 30, 2002. As a result of the reverse stock split, five old Intershop common bearer shares will be exchanged for one new Intershop common bearer share. The reverse split will be implemented after the close of trading on January 17, 2003 and the converted shares will be traded for the first time on January 20, 2003.

As part of the company’s initiative to strengthen its balance sheet and increase its financial flexibility, on October 30, 2002 Intershop’s stockholders approved the reduction of the company’s capital by €77,225,600, or a ratio of five to one, from €96,532,000 to €19,306,400. This reduction in share capital took legal effect on December 12, 2002, when a resolution on a simplified reduction of capital was entered in the commercial register of Gera, Germany, local court, in accordance with sections 229 ff. of the Aktiengesetz (German Public Companies Act).

Dr. Juergen Schoettler, Chief Financial Officer at Intershop, said, “This action is an important part of our broader initiative to increase Intershop’s financial flexibility. Implementing the reverse stock split further enables us to raise new capital to strengthen the company’s balance sheet.”

In cases where fractions arise as a result of implementing the reverse stock split, the custodian banks will, on orders from their customers, adjust such fractions before February 28, 2003. Following the stock split, the International Securities Identification Number (ISIN) of Intershop Communications AG’s common bearer shares will change from ISIN DE 000 622 700 2 to ISIN DE 000 747 292 0.

Holders of Intershop’s American Depositary Shares (ADS) quoted on Nasdaq National Market will not need to take any action. Upon the reverse stock split becoming effective, one ADS will evidence one Intershop common bearer share instead of the current five Intershop common bearer shares.

Investor Relations : Klaus F. Gruendel, Tel.: +49-3641-50-1000, Fax: +49-3641-50-1002, k.gruendel@intershop.com, Press: Heiner Schaumann, Tel.: +49-3641-50-1000, Fax: +49-3641-50-1002, h.schaumann@intershop.com

About Intershop

Intershop Communications AG (Prime Standard: ISH; Nasdaq: ISHP) is a leading provider of e-commerce solutions for enterprises who want to automate marketing, procurement, and sales using Internet technology. The Intershop Enfinity commerce platform, combined with proven, flexible industry and cross-industry solutions, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies get a higher return on investment (ROI) at a lower total cost of ownership (TCO), increasing the lifetime value of customers and partners. Intershop has more than 2,000 customers worldwide in retail, high-tech and manufacturing, media, telecommunications and financial services. Customers including Bertelsmann, Motorola, Sonera, Ericsson, Otto and Bosch have selected Intershop's Enfinity as the foundation for their global e-commerce strategy. More information about Intershop can be found on the Web at http://www.intershop.com.

This press release may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated May 9, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: January 14, 2003	By: /s/ Stephan Schambach
Stephan Schambach
Chief Executive Officer
(Vorstandsvorsitzender)